425 WEST CAPITOL AVENUE, SUITE 1800

LITTLE ROCK, ARKANSAS 72201-3525

TELEPHONE 501-688-8800

FAX 501-688-8807

November 17, 2017

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universal Logistics Holdings, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed March 15, 2017

Form 10-Q for the Quarter Ended July 1, 2017

Filed August 10, 2017

Form 8-K furnished October 19, 2017

File No. 000-51142

Dear Ms. Raminpour:

The following is the response of Universal Logistics Holdings, Inc. (the “Company”) to the Staff’s comments contained in your letter to Mr. Jude Beres, dated November 7, 2017. For convenient reference, this response letter duplicates the text of each enumerated Staff comment, as well as the headings contained in your letter.

Comments and Responses

Form 10-K for the Year Ended December 31, 2016

Item 6. Selected Financial Data, page 18

1.	We note that within your table of selected financial data, you disclose the non-GAAP measures EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Operating Income and Adjusted Operating Income margin. However, we note that your disclosure in footnote (2) only references Adjusted EBITDA and Adjusted Income from Operations as non-GAAP measures. Please note that EBITDA is also a non-GAAP financial measure and should be referenced as such and included in your disclosure about non-GAAP financial measures including the usefulness of the measure to investors.

Ms. Melissa Raminpour

United States Securities and Exchange Commission

November 17, 2017

Company Response: The Company acknowledges the Staff’s comment and will revise its future filings accordingly where EBITDA is disclosed in the table of selected financial data. An example of the revised footnote (2) disclosure is provided below:

(2)	In addition to providing consolidated financial statements based on generally accepted accounting principles in the United States of America (GAAP), we are providing additional financial measures that are not required by or prepared in accordance with GAAP (non-GAAP). We present adjusted income from operations, EBITDA and adjusted EBITDA as supplemental measures of our performance. We define adjusted income from operations as income from operations adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance, including transaction and other costs related to our acquisitions of Westport and Linc and previous costs related to Linc’s capital market activity, which was terminated in the second quarter of 2012. We define EBITDA as net income plus (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. Adjusted EBITDA is further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance, including transaction and other costs related to our acquisitions of Westport and Linc and previous costs related to Linc’s capital market activity. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating adjusted income from operations, EBITDA and adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted income from operations, EBITDA and adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table of Contractual Obligations, page 29

2.	We note that your disclosure of long term debt in the table of contractual obligations includes interest on your fixed rate Equipment Financing but not interest on variable rate debt. Please revise to disclose the estimated cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Please refer to footnote 46 in SEC Interpretive Release 33-8350.

Company Response: The Company will revise the table of contractual obligations in future filings to include estimated interest on the Company’s variable rate debt. An example of the revised disclosure is provided below:

Ms. Melissa Raminpour

United States Securities and Exchange Commission

November 17, 2017

Contractual Obligations

The following summarizes our contractual obligations at December 31, 201X, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total		Payments due by period
			Less Than 1 Year		1 – 3 Years		3 – 5 Years		More Than 5 Years
Long-term debt	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Interest on debt (1)		[ ]		[ ]		[ ]		[ ]		[ ]
Capital lease obligations		[ ]		[ ]		[ ]		—		—
Operating lease obligations (2)		[ ]		[ ]		[ ]		[ ]		[ ]
Purchase obligations		[ ]		[ ]		—		—		—

Total	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

(1)	Interest payments on debt include fixed rate interest and variable rate interest based on the debt balance and applicable rate at December 31, 201X. The total interest reported includes $[ ] of fixed rate interest and $[ ] of variable rate interest.
(2)	Certain operating lease obligations in a currency other than the U.S. dollar will be affected by the exchange rate in effect at the time each cash payment is made.

Form 10-Q for the Quarter Ended July 1, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

3.	We note your disclosure at the bottom of page 18 that for the thirteen weeks ended July 1, 2017 your logistics segment’s revenues increased $22.6 million while income from operations decreased $13.1 million compared to the same period last year. However, you do not discuss the reasons for this change in income from operations by segment. Please revise to discuss the results of operations in income from operations by segment, including any significant income statement line items and the reasons underlying material changes.

Company Response: The Company respectfully notes that, under the caption “Operating Revenues” at the top of page 18, the Form 10-Q states, “Our truckload, brokerage and intermodal services associated with individual freight shipments coordinated by our agents and company-managed terminals are generally aggregated into our reportable transportation segment, while our dedicated and value-added services to specific customers on a contractual basis make up our logistics segment.” In the paragraph referenced in the Staff’s comment, the disclosure following the referenced sentence explains that the $10.4 million decrease in the Company’s consolidated income from operations compared to the prior year quarter was “… primarily attributable to an $8.0 million loss in our Mexican value-added operations and

Ms. Melissa Raminpour

United States Securities and Exchange Commission

November 17, 2017

extended launch costs supporting one of our major value-added operations.” Because the disclosure describes that value-added services are part of the logistics segment and the Company attributes the primary reason for the decrease in its consolidated income from operations to certain negative events impacting its value-added operations, the Company believes this disclosure informs readers of the reasons for the decrease in its income from operations in the logistics segment. Additionally, because the referenced value-added operations underlying the decrease in income impacted multiple income statement line items, the Company believes that its disclosure of the underlying reasons here without specifically referencing the affected income statement line items provides a more useful and concise explanation of the change in income.

In light of the Staff’s comment, however, the Company plans to revise its future filings to more clearly describe the reasons for changes in its results of operations by segment. For example, below is a copy of the corresponding disclosure included on pages 19-20 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Commission on November 9, 2017:

Operating revenues. Operating revenues for the thirteen weeks ended September 30, 2017 increased $41.5 million, or 15.3%, to $313.0 million from $271.5 million during the same period last year. Included in operating revenues are separately-identified fuel surcharges of $14.3 million for the thirteen weeks ended September 30, 2017 compared to $13.3 million for the thirteen weeks ended October 1, 2016. Revenues from our transportation segment increased $29.4 million, or 17.3%, while income from operations decreased $12.2 million. The decrease in income was primarily attributable to $17.4 million of accruals made for on-going legal matters. See Item 1: Note 12 to the Unaudited Consolidated Financial Statements for further information on legal matters. In our logistics segment, revenues increased $12.6 million, or 12.4%, over the same period last year, while income from operations decreased $0.7 million. Operating income in our logistics segment was negatively impacted by lower operating margins and extended launch costs at key value-added operations. Overall, consolidated operating revenues increased due to several factors including significant operations in support of passenger vehicle and heavy-truck programs, a strong pricing environment across our transportation services and an increase in fuel surcharges. Consolidated income from operations decreased, however, by $13.5 million to a loss of $3.5 million for the thirteen weeks ended September 30, 2017 compared to $10.0 million of operating income during the same period last year. Included in the operating loss during the period were $17.4 million of litigation accruals, which were associated with our transportation segment.

Form 8-K furnished October 19, 2017

4.

We note your disclosure that on October 16, 2017 a jury in state court in Cook County, Illinois rendered a verdict of $54.2 million against Universal Am-Can, Ltd., (“UACL”) in the matter of Denton v. UACL, et al. You also disclose that based on knowledge of the facts and the analysis of outside counsel in advance of trial, you had estimated your liability for this matter at that time at $2.6 million, net of the $1.0 million insurance coverage. Please explain to us why you did not disclose the details of this litigation and potential loss contingency in the notes to

Ms. Melissa Raminpour

United States Securities and Exchange Commission

November 17, 2017

the financial statements in your Form 10-K for the year ended December 31, 2016 or Form 10-Q for the quarter ended July 1, 2017 under the guidance in ASC 450-20-50. Please note that this guidance requires disclosure of any contingency where there is at least a reasonable possibility that a loss or additional loss may have been incurred. Please advise.

Company Response: The Company respectfully notes that FASB Accounting Standards Codification (ASC) 450-20-50 requires disclosure of a loss contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either (a) an accrual is not made for the loss contingency or (b) an exposure to a loss exists in excess of the amount accrued. ASC 450-20-25-2 requires that an accrual by a charge to income be made for an estimated loss from a loss contingency where it is probable that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Following this guidance, the Company regularly evaluates the status of the legal proceedings in which it is involved to determine whether accruals are appropriate under ASC 450-20-25-2 and whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4.

The Company has established procedures to assess and determine on a quarterly basis whether a loss or additional loss is probable or reasonably possible and whether it can estimate a range of potential loss. These procedures include:

•	Disclosure Committee meetings with senior management (including the Company’s CEO, CFO, Vice President of Finance, and Director of Internal Audit) to review and monitor material legal contingency matters and litigation developments;

•	Legal, accounting and operational meetings including reviewing and monitoring material legal contingency matters and litigation developments;

•	Meetings with and reviewing communications from the Company’s legal staff, outside counsel, other third party advisors and senior management (including the Company’s CFO and its Vice President of Finance) before the filing of its annual or quarterly report to review and monitor material legal contingency matters and litigation developments; and

•	Discussions with the Audit Committee, as appropriate.

The ASC 450 assessment is re-evaluated not only whenever a significant development occurs, but also at the end of each reporting period as the Company revises and updates the disclosures in its periodic reports. At each stage in the process, the Company considers the accounting and disclosure implications of any legal developments and whether a loss is probable, reasonably possible or remote, and whether it can reasonably estimate a possible loss or range of loss.

Ms. Melissa Raminpour

United States Securities and Exchange Commission

November 17, 2017

In determining whether it is probable, reasonably possible or remote that a liability will be incurred, the Company considers, among other things: (a) the nature of the litigation, claim, or assessment; (b) the progress of the matter; (c) the opinions or views of legal counsel, retained experts and other advisors; (d) its experience in similar matters; (e) any decision by management as to how the Company intends to respond to the lawsuit, claim, or assessment; and (f) with respect to unasserted claims and assessments, the Company’s assessment of the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome.

With respect to matters for which a loss is deemed probable or reasonably possible, the Company determines an estimate of possible loss or range of loss by reviewing and evaluating relevant factual and legal developments on a case-by-case basis, considering factors such as: (a) the nature of the litigation, claim and assessment; (b) its procedural status (including any rulings on the merits or determinations of liability); (c) whether the claim is an individual claim or an alleged class action; (d) the extent of discovery; (e) whether the damages sought have been specified; (f) relevant precedent; (g) the Company’s prior experience with respect to similar claims and theories of liability asserted; (h) information obtained during settlement discussions; (i) the likelihood of settlement; and (j) the Company’s possible defenses and counterclaims. Significant management judgment is required to determine both the probability and estimated amount of a possible loss or range of loss.

In connection with the Denton case, the Company evaluated the potential loss contingency in accordance with ASC 450-20-25 and ASC 450-20-50 and concluded that a loss was probable. Based on its knowledge of the facts summarized in the referenced Form 8-K, its experience with similar cases and the analysis of outside counsel and advisors in advance of trial, the Company initially reasonably estimated the probable loss to be $2.6 million, net of its insurance coverage of $1.0 million, and established a corresponding accrual of $2.6 million. Included in the Company’s analysis of the factors described above and its estimate of the loss were, among other factors, the facts that the accident was precipitated by an oncoming vehicle being driven the wrong way on the interstate, the nature of the plaintiff’s injuries was non-life threatening, and the plaintiff had not specified (and did not specify prior to the trial) an amount of damages being sought. The Company then concluded, based on its analysis and accrual, that the anticipated resolution of this litigation would not have a material effect on its financial position, results of operations or cash flows. Because the Company had established an accrual and determined that the probable loss was immaterial, the Company determined at the time of its initial analysis that disclosure of the details of this litigation and potential loss contingency in the notes to its financial statements was not required in accordance with ASC 450-20-50.

For purposes of the financial statements for the year ended December 31, 2016 and subsequently for the quarter ended July 1, 2017, the Company analyzed the Denton litigation

Ms. Melissa Raminpour

United States Securities and Exchange Commission

November 17, 2017

under ASC 450-20 according to procedures described above to assess whether a loss in excess of the $2.6 million accrual was probable, reasonably possible or remote as of the respective dates of the financial statements. As previously stated, no specific amount or range of monetary damages was demanded by the plaintiff in advance of the trial, which commenced on September 20, 2017. Additionally, neither the plaintiff nor UACL made any offers for settlement prior to the trial, nor were any mediation conferences held. The Company’s evaluation also weighed the estimated degree of contributory negligence caused by the elderly, wrong-way driver, as any fault attributed to this driver would proportionately reduce any verdict against UACL. It was unanticipated that this driver would not be held to be at fault to any degree. Further, the trial court applied the state law governing damages in a manner that was inconsistent with direction previously given by an appellate court in the case, which introduced an unexpected component to the trial and lowered the standard required for the plaintiff to be awarded punitive damages. Given the acknowledged sudden-emergency scenario facing the driver of which all parties agreed, the Company did not anticipate prior to the trial that the jury would consider or find misconduct in the hiring of the defendant driver such that punitive damages could be awarded. Therefore, based on the Company’s knowledge of the underlying facts and procedural status of the case at the time of the analysis, its experience in similar matters and the opinions of outside counsel involved in the litigation, the Company’s assessment for purposes of the December 31, 2016 and July 1, 2017 financial statements, respectively, continued to be that the likelihood of an additional loss beyond the existing accrual was remote and thus no detailed disclosure of this litigation was necessary.

In October 2017, upon learning of the unexpected jury verdict against UACL of $19.2 million in compensatory damages and $35.0 million in punitive damages, the Company re-assessed the loss contingency and revised its estimate of the probable loss and reasonably possible range of additional loss, and publicly disclosed the details of the loss contingency and the updated accrual in the referenced Form 8-K. The Company continues to believe that the facts and the law do not support the jury’s findings of liability against UACL in this case. The Company intends to file motions in the trial court seeking judgment in UACL’s favor on certain claims that are the subject of the verdict, and for a new trial on others, and the Company intends to appeal the verdict to the extent the circuit court does not set it aside as a result of these motions.

The Company respectfully notes that it includes the following disclosure in Notes 12 and 14, respectively, to the Company’s financial statements for the year ended December 31, 2016 and for the quarter ended July 1, 2017, with regard to commitments and contingencies:

We are involved in certain claims and pending litigation arising from the ordinary conduct of business. We also provide accruals for claims within our self-insured retention amounts. Based on the knowledge of the facts, and in certain cases, opinions of outside counsel, in the Company’s opinion the resolution of these claims and pending litigation will not have a material effect on our financial position, results of operations or cash flows.

Ms. Melissa Raminpour

United States Securities and Exchange Commission

November 17, 2017

Additionally, the Company discloses in its significant accounting policies in Note 1 to the financial statements for the year ended December 31, 2016, with regard to accruals for personal injury and property damage to third parties, that “the ultimate liability may be different from the amount recorded.” Further, in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Insurance and Claim Costs,” of the Form 10-K, the Company states that:

If we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows.

Based on the Staff’s comment, the Company plans to revise its “Commitments and Contingencies” footnote in its future quarterly and annual financial statements to include the above-referenced disclosure from the Company’s discussion of critical accounting policies in the Form 10-K (or similar disclosure). An example of the revised footnote disclosure is provided below:

We are involved in certain claims and pending litigation arising from the ordinary conduct of business. We also provide accruals for claims within our self-insured retention amounts. Based on the knowledge of the facts, and in certain cases, opinions of outside counsel, in the Company’s opinion the resolution of these claims and pending litigation will not have a material effect on our financial position, results of operations or cash flows. However, if we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows.

If you have any questions regarding the above responses or require further information, please contact me at (501) 688-8822 or ccrouch@mwlaw.com.

Sincerely,

MITCHELL, WILLIAMS, SELIG,

GATES & WOODYARD, P.L.L.C.

            /s/ Courtney C. Crouch, III

By

            Courtney C. Crouch, III

cc:	Mr. Jude Beres